SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Post Effective Amendment #2 to
FORM SB-2
Registration Statement
Under the Securities Act of 1933

Advanced ID Corporation
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

   South Dakota                  3825                46-0439668
(State or other jurisdiction             (Primary Standard                 (I.R.S. Employer
   of incorporation or               Industrial Classification              Identification
     organization)                          Code Number)                        Number)

                                                 Todd Noble
  6143 ? 4 Street SE, Suite 14           6143 ? 4 Street SE, Suite 14
Calgary, Alberta, Canada T2H 2H9       Calgary, Alberta, Canada T2H 2H9
       (403) 264-6300                          (403) 264-6300
     (Address, and telephone number                        (Name, address and telephone number
     of principal executive offices)                               of agent for service)

Copies to:
Ms. Jody Walker ESQ.
7841 South Garfield Way
Littleton, CO 80122
Phone 303-850-7637 Fax 303-220-9902

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after this Registration Statement becomes effective.

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
 [x] 333-116710

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [x]

This Registration Statement shall become effective upon filing with the Commission in accordance with Rule 462(c) under the Securities Act of 1933.



CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF   AMOUNT     PROPOSED     PROPOSED      AMOUNT OF
SECURITIES TO BE         BEING      MAXIMUM      MAXIMUM      REGISTRATION
REGISTERED               REGISTERED OFFER PRICE  AGGREGATE        FEE
                                    PER SHARE   OFFER PRICE      (4)(6)
                                       (5)
Units              3,500,000  $0.15      525,000   $ 61.79
Warrants           3,500,000  $0.10(4)   350,000     41.20
Common Stock(1)    3,500,000  $0.15      525,000     61.79
Common Stock(2)    3,500,000  $0.30    1,050,000    123.59
Common Stock(3)      487,500  $0.50      243,750     28.69

                   ---------          ----------   -------
Total                                 $2,693,750   $317.06

(1) Represents common stock from each unit purchased. One unit is comprised of one common share and one common stock purchase warrant.
(2) Represents common stock from each warrant exercised. The exercise price is $0.30 per warrant and one warrant acquires one common share.
(3) Represents common stock being registered on behalf of a Selling Security Holder.
(4)(5) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a), (c) and (g) under the Securities Act of 1933, as amended.
(6) Previously paid.

EXPLANATORY NOTE

   This Registration Statement is being filed with the Securities and Exchange Commission pursuant to Rule 462(c) under the Securities Act of
1933, as amended.   This Registration Statement relates to the public
offering by the Registrant contemplated by the Registration Statement on Form SB-2, Registration Number 333-116710, declared effective on May 12, 2005, and is being filed for the sole purpose of a price reduction of the units and exercise price of the warrants comprised in the units. The contents of Registration Statement No. 333-116710, including amendments are hereby incorporated herein by reference.




SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Calgary, Province of Alberta on the 19th day of October 2005.

Advanced ID Corporation

By: /s/ Barry Bennett
Barry Bennett, President/CEO

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


Advanced ID Corporation
(Registrant)

By: /s/ Barry Bennett                     Dated: October 19, 2005
Barry Bennett
Chief Executive Officer and President
(As a duly authorized officer on behalf of the Registrant and as
Principal Executive Officer)


By: /s/ Todd Noble                        Dated: October 19, 2005
Todd D. Noble
Chief Financial Officer and Secretary
(As a duly authorized officer on behalf of the Registrant and as
Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By:   /s/ Terry Fields         By:    /s/ Seymour Kazimirski
      Terry Fields, Director          Seymour Kazimirski, Director
      October 21, 2005                October 21, 2005


By:   /s/ Che Ki Li            By:    /s/ Hubert Meier
      Che Ki Li, Director             Hubert Meier, Director
      October 21, 2005                October 21, 2005


By:   /s/ David Goldenberg
      David Goldenberg, Director
      October 21, 2005





INDEX TO EXHIBITS

Exhibit Number and Identification of Exhibit
(a)     Exhibits

(3)     Articles of Incorporation, By-Laws and Stock Option Plan.

      (i)      Articles of Incorporation. 1
      (ii)     By-Laws. 1
      (iii)    Stock Option and Incentive Plan revised December 16,
                   2004. 7
      (iv)     Instruments defining common stock warrants. 6
(5)     Consent and opinion of Jody M. Walker, Attorney At Law. 3
(10)    Material Contracts.

       (i)      Employment Agreement with Barry Bennett dated
                  January 1, 2004. 2
(ii)	Employment Agreement with Todd Noble dated
           January 1, 2004. 2
(iii)	Agreement and Plan of Merger between AIDO Acquisition,
           Inc., Advanced ID and Universal Pet Care, Inc. 4
       (iv)     Authorized Distributor Agreement with Trace Australia
                  Pty Ltd. 5
       (v)      Consultant Agreement with Hubert Meier Consultancy Co.
                  dated May 21, 2002. 5
(vi)	Convertible Debenture Purchase Agreement between
       Universal Pet Care, Inc. and HEM Mutual Assurance LLC. 4
(vii)	$995,500 1% Convertible Debenture due January 20, 2009,
         originally issued by Universal Pet Care, Inc., a Hawaii corporation to HEM Mutual Assurance LLC on January 20,
         2004. 4
      (viii) $4,500 1% Convertible Debenture due January 20, 2009, originally issued by Universal Pet Care, Inc., a Hawaii corporation to HEM Mutual Assurance LLC on January 20, 2004. 4
       (ix) Strategic Partnership Agreement with Applied Wireless Identifications Group, Inc. 6
       (x)   Strategic Partnership Agreement with KSW Microtec AG. 6
(xi)	Strategic Partnership Agreement with Guide-Trend
               Co., Ltd. 6
       (xii) Consulting Agreement with Gottfried Auer dated April 15,
               2003. 7

(11)    Statement of Computation of Per Share Earnings
         This Computation appears in the Financial Statements.

(21)    Subsidiaries of the Registrant.
        (i) AVID Canada Corporation, an Alberta private company incorporated on November 26, 1993 is wholly owned by the registrant.

        (ii) Universal Pet Care, Inc., a Hawaii private company incorporated on August 25, 1994 is wholly owned by the registrant.

(23)   Consent of Certified Public Accountant. 8

1  Filed previously on Form 10-KSB filed April 28, 1999.
2  Filed previously on Form 10-QSB filed May 13, 2004.
3  Filed previously on Form SB-2 filed June 22, 2004.
4  Filed previously on Form 8-K filed February 10, 2004.
5  Filed previously on Form SB-2 amendment 1 filed September 14, 2004.
6. Filed previously on Form SB-2 amendment 2 filed December 1, 2004.
7. Filed previously on Form SB-2 amendment 4 filed April 7, 2005.
8. Filed herein